HANNON ARMSTRONG
SECURITIES, LLC
MEMBER FINRA AND SIPC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Hannon Armstrong Securities, LLC
For the Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

Hannon Armstrong Securities, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplementary Information

Schedule I – Computation of Net Capital 9
Schedule II – Statement Regarding Rule 15c3-3 and Possession or Control 10

Hannon Armstrong Securities, LLC

Statement of Financial Condition

December 31, 2015

Assets

Current assets:

Cash and cash equivalents	$	203,372
Other current assets		2,303
Total current assets		205,675
Total assets	$	205,675

Liabilities and member's equity

Current liabilities:

Accounts payable and accrued expenses	$	36,250
Total current liabilities		36,250

Member's equity:

Member's capital		3,257,224
Retained deficit		(3,087,799)
Total member's equity		169,425
Total liabilities and member's equity	$	205,675

See accompanying notes.

Hannon Armstrong Securities, LLC

Statement of Operations

For the Year Ended December 31, 2015

Revenue:		
Advisory services	$	-
Total revenues		-
Expenses:		
General and administrative – related party		66,335
Consulting services		91,250
General and administrative		13,345
Regulatory expenses		5,131
Total expenses		176,061
Net loss	$	(176,061)

See accompanying notes.